SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

ANDREA ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

034393108
(CUSIP Number)

Douglas J. Andrea
620 Johnson Avenue Suite 1-B, Bohemia, New York 11716
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 24, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 034393108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS

Douglas J. Andrea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)

CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER	2,219,700 (1)
	8	SHARED VOTING POWER	3,876 (2)
	9	SOLE DISPOSITIVE POWER	2,219,700 (1)
	10	SHARED DISPOSITIVE POWER	3,876 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,155,976 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
7.3% (4)

14	TYPE OF REPORTING PERSON
IN

(1)	Does not include 2,932,400 shares subject to options.
(2)	Mr. Andrea may be deemed to be the beneficial owner of 3,876 shares owned by Mr. Andrea’s daughter.
(3)	Includes 2,932,400 shares subject to options.
(4)	Based on 68,104,957 shares of Company common stock outstanding on May 10, 2019, as reported in the Form 10-Q for the quarter ended March 31, 2019, plus the 2,932,400 shares that may be acquired by Mr. Andrea within 60 days of July 24, 2019.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.01 per share, of Andrea Electronics Corporation, a New York corporation (the “Company”).

Address of the Company’s Principal Executive Offices:

620 Johnson Avenue, Suite 1-B
Bohemia, New York 11716

Item 2. Identity and Background

(b)	Mr. Andrea’s business address is Andrea Electronics Corporation, 620 Johnson Avenue, Suite 1-B, Bohemia, New York 11716.

(c)

Mr. Andrea is Chairman of the Board of Directors, President, Chief Executive Officer and Corporate Secretary of the Company. The address of the Company is 620 Johnson Avenue, Suite 1-B, Bohemia, New York 11716.

Item 3. Source and Amount of Funds or Other Consideration

The decrease in Mr. Andrea’s beneficial ownership was due to the expiration of 2,175,000 options which expired pursuant to their terms since the filing of the Schedule 13D/A on September 13, 2017, offset by the exercise of 1,875,000 options by Mr. Andrea. In addition, since the reporting person’s Schedule 13D/A filing on September 13, 2017, the following options have vested: (i) 167,000 options vested that were granted on August 7, 2015 which vested in three annual installments beginning on August 7, 2016 and (ii) 466,200 options vested on November 16, 2017 and 466,200 options vested on November 16, 2018, representing two of three annual vestings of an award granted on November 16, 2016.

Item 5. Interest in Securities of the Issuer

(a) Mr. Andrea beneficially owns 5,155,976 common shares, including 2,932,400 shares that may be acquired by Mr. Andrea within 60 days of July 24, 2019, representing 7.3% of the 68,104,957 issued and outstanding shares of the Company’s common stock as of May 10, 2019. Pursuant to Rule 13d-3, the 2,932,400 shares that may be acquired by Mr. Andrea within 60 days of July 24, 2019 are also deemed to be outstanding for purposes of computing the percentage of outstanding shares of the Company’s common stock owned by Mr. Andrea.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Mr. Andrea currently has the following stock options granted pursuant to the issuer’s stock option plans:

Date of	Number of				Expiration
Option Grant	Shares	Exercise Price	Option Plan	Portion Vested(1)	Date
08/01/2010	1,000,000	$0.13	2006	Fully Vested	08/01/2020
09/02/2014	500,000	$0.10	2006	Fully Vested	09/02/2024
08/07/2015	500,000	$0.06	2006	Fully Vested	08/07/2025
11/16/2016	1,400,000	$0.05	2006	932,400(2)	11/16/2026

(1) Includes amount vested within 60 days of July 24, 2019.
(2) The stock options vested 33.3% on November 16, 2017 and 33.3% on November 16, 2018, and 33.4% will vest on November 16, 2019.

Item 7. Material to be Filed as Exhibits

(1)	2006 Equity Compensation Plan of the Registrant, incorporated herein by reference to Appendix A of the Registrant’s Schedule 14A filed on October 17, 2006.

(2)	Form of Option Agreement, incorporated herein by reference to Exhibit 4 of the Reporting Persons Schedule 13D, filed June 5, 2009.

(3)	Amendment to 2006 Equity Compensation Plan, incorporated herein by reference to Exhibit 10.2 to the Registrant’s Form 10-K, File No. 001-04324, filed March 16, 2010.

(4)	Executive Employment Agreement, dated as of August 1, 2014, by and between Andrea Electronics Corporation and Douglas J. Andrea, incorporated herein by reference to Exhibit 10.1 to the Registrant’s Form 8-K, File No. 001-04324, filed September 8, 2014.

(5)	Fourth Amendment to Executive Employment Agreement, dated as of February 19, 2018, by and between Andrea Electronics Corporation and Douglas J. Andrea, incorporated herein by reference to Exhibit 10.9 to the Registrant’s Form 10-K, File No. 001-04324, filed March 26, 2018.

(6)	Sixth Amendment to Executive Employment Agreement, dated as of March 22, 2019, by and between Andrea Electronics Corporation and Douglas J. Andrea, incorporated herein by reference to Exhibit 10.9 to the Registrant’s Form 10-K, File No. 001-04324, filed March 29, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2019	By:	/s/ Douglas J. Andrea
Douglas J. Andrea